EXHIBIT NO. 21.1

SCHEDULE OF SUBSIDIARIES OF SECURITY BANK CORPORATION

	Percent Owned	Jurisdiction of Incorporation/ Organization

1. Security Bank of Bibb County	100%	Georgia

2. Security Bank of Houston County	100%	Georgia

3. Security Bank of Jones County	100%	Georgia